Filed by Brookfield Property Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Brookfield Office Properties Inc.
Commission File Number: 001-14916
Date: February 12, 2014

Brookfield Property Partners

Dear Brookfield Office Properties Shareholder:

Brookfield Property Partners L.P. ("BPY") is pleased to submit for your consideration an offer to acquire the common shares of Brookfield Office Properties Inc. ("BPO") that it does not currently own (the "Offer"). Under the terms of the Offer, BPO shareholders can elect to receive consideration for each BPO common share tendered of either 1.0 Limited Partnership Unit of Brookfield Property Partners or $20.34 in cash, subject in each case to proration based on the maximum number of BPO Limited Partnership Units and the maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO common shares that are subject to the offer. BPO shareholders who receive Limited Partnership Units should be able to do so on a tax-deferred basis.

The board of directors of BPO (excluding interested directors has unanimously recommended that BPO shareholders accept the Offer. For further information, please refer to the Directors' Circular of BPO that will be mailed to you.

We believe that this Offer is a very attractive opportunity for BPO shareholders to participate in the growth potential of BPY. The combination of BPO and BPY will create one of the largest, most globally diversified commercial property companies with assets in the world's most dynamic markets. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom comprised of properties totaling over 88 million sq. ft., an investment in Brookfield Property Partners will provide BPO common shareholders with exposure to:

  •
  One of the highest quality and fastest growing retail shopping center platforms in the United States

  •
  Over 64 million sq. ft. of industrial and logistics assets in the United States and Europe

  •
  Approximately 20,000 high quality residential apartments

  •
  The full breadth of Brookfield's real estate business development capabilities, which have originated more than $17 billion of investments in the real estate sector since 1989

Brookfield Property Partners' vision is to be the leading globally diversified owner and operator of real estate assets. Our strategy is to leverage our thousands of employees around the globe in order to originate investments in the sectors and geographies that offer the highest risk adjusted returns. We will utilize our "best-in-class" operating platforms to actively manage our investments in order to enhance value. Finally, a key aspect of our value creation strategy is to recycle capital from mature investments with stabilized cash flow and re-invest in opportunities in which we can earn higher returns.

The Offer has a number of additional benefits for you as outlined below:

Midpoint of the valuation of the Offer consideration is above the mid-point of BPO's valuation

  The midpoint of the value of BPY units as determined by Morgan Stanley, the independent valuator engaged by BPO's independent committee, and the value of the cash consideration in the Offer are each higher than the midpoint of the value of the BPO common shares as determined by Morgan Stanley.

Provide BPO common shareholders with a 18.4% premium to the pre-offer price of their shares

  Based on the closing prices of C$20.00 and $19.34 per BPY Unit on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") on September 27, 2013, respectively, the Offer has a value of $19.67 per BPO common share, assuming each BPO shareholder sells 67% of its shares for BPY units and 33% of its shares for cash. This represented a premium of approximately 18.4% to the 30-day volume weighted average price of BPO common shares on the NYSE and 19.1% to the 30-day volume weighted average price of BPO common shares on the TSX.

79% greater quarterly dividend per share

  BPY's current distribution policy targets a pay-out ratio of approximately 80% of FFO and BPY currently pays a quarterly distribution of $0.25 per limited partnership unit. Assuming the BPY quarterly distribution amount remains unchanged, BPO common shareholders will realize a 79% increase in distributions per security on units of BPY that they receive.

15% increase in IFRS book value per share

  As at September 30, 2013, BPO's IFRS book value was $21.03 per share and Brookfield Property Partners' IFRS book value was $26.09 per unit. Based on the proposed exchange ratio, common shareholders of BPO will realize a 15% increase in the September 30, 2013 IFRS book value per share on the units of BPY that they receive.

Following the spin-off of BPY, numerous BPO shareholders reached out to us and expressed interest in exchanging their BPO common shares for BPY units. Two of BPO's largest shareholders, currently owning 10.6% of its unaffiliated shares, signed agreements in support of the Offer committing to tender any shares they own when the Offer is commenced in exchange for a minimum of 67% of BPY units, subject to certain conditions.

We are pleased to offer you this opportunity to become an investor in Brookfield Property Partners. We have structured the transaction as an "any or all" tender offer so that each shareholder will be able to decide whether or not to tender to the Offer, regardless of what other shareholders decide to do. We hope that you accept this Offer and look forward to welcoming you as our partner in the future growth of Brookfield Property Partners.

The Offer is open for acceptance until 11:59 p.m. (local time) on March 19, 2014.

The accompanying documents provide detailed information about the Offer and Brookfield Property Partners. Please read the information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor or contact our information agent, CST Phoenix Advisors, a division of CST Trust Company, by telephone at 1-866-822-1245 (North American toll free) or 201-806-2222 (outside North America) or by email at inquiries@phoenixadvisorscst.com.

Sincerely,

"Ric Clark"

Ric Clark
Chief Executive Officer
Brookfield Property Group